Exhibit 12.2

ARIZONA PUBLIC SERVICE COMPANY
RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	2015	2014	2013	2012	2011
Earnings:
Income from continuing operations attributable to common shareholders	$450,274	$421,219	$424,969	$395,497	$336,249
Income taxes	245,841	237,360	245,095	244,396	192,542
Fixed charges	199,458	204,198	202,457	214,227	238,286
Total earnings	$895,573	$862,777	$872,521	$854,120	$767,077

Fixed Charges:
Interest charges	$187,499	$193,119	$194,616	$205,533	$229,326
Amortization of debt discount	4,793	4,168	4,046	4,215	4,616
Estimated interest portion of annual rents	7,166	6,911	3,795	4,479	4,344
Total fixed charges	$199,458	$204,198	$202,457	$214,227	$238,286

Ratio of Earnings to Fixed Charges (rounded down)
Earnings:	4.49	4.22	4.30	3.98	3.21